Filed Pursuant to Rule 433
Registration Statement Nos. 333-132370 and 333-132370-01

Offering Summary

(Related to the Pricing Supplement No. 2007-MTNDD064,

Subject to Completion, Dated January 10, 2007)

Citigroup Funding Inc.

ANY PAYMENTS DUE FROM CITIGROUP FUNDING INC.

FULLY AND UNCONDITIONALLY GUARANTEED BY CITIGROUP INC.

Principal-Protected Notes

Based Upon a Basket of Currencies

Due 2008

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup have filed with the SEC for more complete information about Citigroup Funding, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	No Bank Guarantee

January 10, 2007

Principal-Protected Notes

Based Upon a Basket of Currencies

Due 2008

This offering summary represents a summary of the terms and conditions of the notes. We encourage you to read the preliminary pricing supplement and accompanying prospectus supplement and prospectus related to this offering.

How The Notes Work

Principal-Protected Notes Based upon a Basket of Currencies (the “Notes”) are hybrid investments that combine characteristics of currency and fixed income instruments. Similar to a fixed income investment, these notes offer investors the safety of 100% principal protection at maturity. However, instead of paying a periodic interest, the return on these Notes is paid at maturity and is based upon the Basket Return Percentage. The Basket Return Percentage will equal the average of the percentage change of the value of each of the Basket Currencies relative to the U.S. dollar over the term of the Notes. The basket of currencies is comprised of the Korean won, the Singapore dollar, the Philippines peso and the Indian rupee (the “Basket Currencies”). This investment allows investors to participate in the growth potential of the value of the Basket Currencies relative to the U.S. dollar. The Notes do not offer current income, which means that you will not receive any periodic interest or other payments on the Notes prior to maturity.

The Notes are currency-linked securities issued by Citigroup Funding Inc. that have a maturity of approximately one year. At maturity, you will receive an amount in cash equal to the sum of your initial investment in the Notes plus a Basket Return Amount, which will depend on the Basket Return Percentage and the Participation Rate. The Basket Return Percentage will equal the average percentage change of the value of each of the Basket Currencies relative to the U.S. dollar, as measured by each relevant exchange rate, from the Pricing Date to the Valuation Date. Increases in the values of the Basket Currencies relative to the U.S. dollar will lead to a higher return on your Notes, while decreases in the values of the Basket Currencies will lead to a lower return on your Notes.

The Basket Return Amount will equal the product of (1) principal amount of Notes held at maturity, (2) the Basket Return Percentage and (3) a Participation Rate of approximately 140% to 160% (to be determined on the Pricing Date). Because the Notes are principal protected, the payment you receive at maturity will not be less than the amount of your initial investment in the Notes, even though the amount payable to you at maturity is dependent on the performance of the Basket Currencies relative to the U.S. dollar, as measured by each relevant exchange rate.

These Notes are not a suitable investment for investors who require regular fixed income payments since no payments will be made prior to maturity. These Notes may be an appropriate investment for the following types of investors:

■	Investors looking for exposure to currency investments on a principal-protected basis but who are willing to forego current income.

■	Investors expecting substantial appreciation of the Basket Currencies relative to the U.S. dollar over the term of the Notes.

■	Investors who seek to add a currency-linked investment to their portfolio for diversification purposes.

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and, as a result of the guarantee, any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup.

Capitalized terms used in this summary are defined in “Preliminary Terms” below.

Preliminary Terms

Issuer:	Citigroup Funding Inc.
Security:	Principal-Protected Notes Based Upon a Basket of Currencies due 2008
Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company
Rating of the Issuer’s Obligations:	Aa1/AA- (Moody’s/S&P) based upon the Citigroup guarantee
Principal Protection:	100% if held to the Maturity Date
Pricing Date:	, 2007
Issue Date:	, 2007
Valuation Date:	Five business days before the Maturity Date
Maturity Date:	Approximately one year after the Issue Date
Interest:	None
Issue Price:	100% of the principal amount
Payment at Maturity:	For each US$1,000 note, US$1,000 plus a Basket Return Amount
Basket Return Amount:	US$1,000 x Basket Return Percentage x Participation Rate, provided that the Basket Return Amount will not be negative
Basket Return Percentage:	Will equal the sum of the Currency Return for each of the Basket Currencies, expressed as a percentage
Currency Return:	Starting Exchange Rate – Ending Exchange Rate x Allocation Percentage Starting Exchange Rate
Allocation Percentage:	25% for each of the Basket Currencies
Basket Currencies:	The Korean won, the Singapore dollar, the Philippines peso and the Indian rupee
Starting Exchange Rate:	Each of the USD/KRW, USD/SGD, USD/PHP and USD/INR Exchange Rates on the Pricing Date
Ending Exchange Rate:	Each of the USD/KRW, USD/SGD, USD/PHP and USD/INR Exchange Rates on the Valuation Date
USD/KRW Exchange Rate:	The U.S. dollar/Korean won exchange rate in the global spot foreign exchange market, expressed as the amount of Korean won per one U.S. dollar, as reported by Reuters on Page “KFTC18”, or any substitute page, at 5:30 p.m. (Seoul time) on any relevant date.
USD/SGD Exchange Rate:	The U.S. dollar/Singapore dollar exchange rate in the global spot foreign exchange market , expressed as the amount of Singapore dollar s per one U.S. dollar, as reported by Reuters on Page “FXBENCH2”, or any substitute page, at 3:00 p.m. (New York City time) on any relevant date.
USD/PHP Exchange Rate:	The U.S. dollar/Philippines peso exchange rate in the global spot foreign exchange market, expressed as the amount of Philippines pesos per one U.S. dollar, as reported by Reuters on Page “FXBENCH2”, or any substitute page, at 3:00 p.m. (New York City time) on any relevant date.
USD/INR Exchange Rate:	The U.S. dollar/Indian rupee exchange rate in the global spot foreign exchange market, expressed as the amount of Indian rupees per one U.S. dollar, as reported by Reuters on Page “FXBENCH2”, or any substitute page, at 3:00 p.m. (New York City time) on any relevant date.
Participation Rate:	Approximately 140% to 160% (to be determined on the Pricing Date)
Denominations:	Minimum denominations and increments of US$1,000
Listing:	None
Agent’s Discount:	0.00%
Calculation Agent:	Citigroup Financial Products Inc.
Business Day:	Any day that (1) is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York or in London, England are authorized or obligated by law or executive order to close and (2) is a day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer System is open.

Benefits of the Notes

■	Return Potential

The Basket Return Amount payable at maturity is based on the Basket Return Percentage and on the Participation Rate, enabling you to participate in the potential increase in the value of the Basket Currencies during the term of the Notes without directly investing in the Basket Currencies.

■	Principal Protection

If you hold the Notes to maturity, at maturity you will receive at least your initial principal investment in the Notes regardless of the performance of the Basket Currencies.

■	Diversification

The Notes are linked to the performance of the Basket Currencies and may allow you to diversify an existing portfolio mix of stocks, bonds, mutual funds and cash.

Key Risk Factors for the Notes

■	Possibility of No Appreciation

If the Basket Return Percentage is zero or negative, the payment you receive at maturity will be limited to the amount of your initial investment in the Notes. This will be true even if the value of each currency in the basket has increased relative to the U.S dollar at one or more times during the term of the Notes.

■	Reference to a Basket of Currencies May Lower Your Return

Because the Basket Return Percentage will be based on the sum of the Currency Returns for each of the Basket Currencies, a significant increase in the value of one currency but not the other currencies relative to the U.S. dollar may be substantially or entirely offset by a decrease in the value of the other currencies in the basket relative to the U.S. dollar during the term of the Notes.

■	No Periodic Payments

You will not receive any periodic payments of interest or any other periodic payments on the Notes.

■	Potential for a Lower Comparable Yield

The Notes do not pay any interest. As a result, if the Basket Return Percentage is less than     %, the effective yield on your notes will be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

■	Secondary Market May Not Be Liquid

The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Citigroup Global Markets Inc. and/or other of Citigroup Funding’s affiliated dealers currently intend, but are not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes.

■	Resale Value of the Notes May Be Lower Than Your Initial Investment

Due to, among other things, changes in the value of the Basket Currencies, interest rates and Citigroup Funding and Citigroup’s perceived creditworthiness, the Notes may trade at prices below their initial issue price. You could receive substantially less than the amount of your investment if you sell your Notes prior to maturity.

■	Tax Treatment of the Notes

Because the Notes are contingent payment debt obligations of Citigroup Funding, you will be required to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the Notes, even though you will receive no payments on the Notes prior to maturity.

■	Citigroup Credit Risk

The Notes are subject to the credit risk of Citigroup, Citigroup Funding’s parent company and the guarantor of any payments due on the Notes.

■	Fees and Conflicts

Citigroup Financial Products and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading of the relevant currencies or other instruments, such as options, swaps or futures, based upon the Basket Currencies by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Financial Products’ role as the Calculation Agent for the Notes may result in a conflict of interest.

The Basket Currencies and Exchange Rates

General

The Basket Currencies consist of the Korean won, the Singapore dollar, the Philippines peso and the Indian rupee. Exchange rates are used to measure the performance of each of the Basket Currencies.

The exchange rates are foreign exchange spot rates that measure the relative values of two currencies, the U.S. dollar and the Korean won, in the case of the USD/KRW Exchange Rate; the U.S. dollar and the Singapore dollar, in the case of the USD/SGD Exchange Rate; the U.S. dollar and the Philippines peso, in the case of the USD/PHP Exchange Rate; and the U.S. dollar and the Indian rupee in the case of the USD/INR Exchange Rate. Each exchange rate is expressed as an amount of the relevant Basket Currency that can be exchanged for one U.S. dollar. Thus, an increase in a Basket Currency’s exchange rate means that the value of that currency has decreased. For example, if the USD/SGD Exchange Rate has increased from 1.00 to 2.00, it means the value of one Singapore dollar (as measured against one U.S. dollar) has decreased from US$1.00 to US$0.50. Conversely, a decrease in a Basket Currency’s exchange rate means that the value of that currency has increased.

The Korean won is the official currency of the Republic of Korea.

The Singapore dollar is the official currency of the Republic of Singapore.

The Philippines peso is the official currency of the Republic of the Philippines.

The Indian rupee is the official currency of the Republic of India.

We have obtained all information in this offering summary relating to the Korean won, the Singapore dollar, the Philippines peso and the Indian rupee and the relevant exchange rates from public sources, without independent verification. Currently the relevant exchange rates are published in The Wall Street Journal and other financial publications of general circulation. However, for purposes of calculating amounts due to holders of the Notes, the value of each Basket Currency will be determined as described in “Preliminary Terms” above.

Historical Data on the Exchange Rates

The following table sets forth, for each of the quarterly periods indicated, the high and low values of each relevant exchange rate, as reported by Bloomberg. The historical data on the relevant exchange rate are not indicative of the future performance of the Basket Currencies or what the value of the Notes may be. Any historical upward or downward trend in any of the relevant exchange rate during any period set forth below is not an indication that the value of the Basket Currencies is more or less likely to increase or decrease at any time over the term of the Notes.

	USD/KRW Exchange Rate		USD/SGD Exchange Rate		USD/PHP Exchange Rate		USD/INR Exchange Rate
	High	Low	High	Low	High	Low	High	Low
2002
Quarter
First	1331.60	1301.50	1.8520	1.8173	51.700	50.870	48.825	48.245
Second	1330.50	1200.50	1.8472	1.7665	51.150	49.350	49.050	48.815
Third	1229.00	1165.40	1.7845	1.7329	52.470	50.200	48.845	48.370
Fourth	1265.50	1185.70	1.8031	1.7345	53.850	52.450	48.430	47.935
2003
Quarter
First	1256.85	1166.50	1.7720	1.7246	55.100	53.280	48.010	47.470
Second	1257.95	1184.50	1.7836	1.7175	53.645	52.060	47.468	46.403
Third	1191.00	1150.10	1.7644	1.7271	55.475	53.325	46.435	45.695
Fourth	1203.18	1145.75	1.7466	1.6995	55.725	54.570	45.925	45.215
2004
Quarter
First	1195.05	1147.27	1.7161	1.6716	56.460	55.175	45.640	43.600
Second	1188.25	1140.30	1.7272	1.6664	56.430	55.460	46.250	43.538
Third	1170.10	1144.15	1.7277	1.6840	56.450	55.660	46.471	45.665
Fourth	1152.45	1035.10	1.6914	1.6314	56.455	56.025	45.900	43.460
2005
Quarter
First	1058.90	999.85	1.6525	1.6191	56.260	53.975	43.930	43.420
Second	1034.50	996.50	1.6859	1.6346	55.975	53.950	43.830	43.290
Third	1054.00	1012.00	1.7005	1.6464	56.355	55.550	44.150	43.175
Fourth	1058.50	1009.35	1.7060	1.6620	55.975	52.995	46.310	44.128
2006
Quarter
First	1007.95	961.60	1.6605	1.6140	52.850	51.015	45.093	44.118
Second	970.80	927.80	1.6157	1.5608	53.520	50.970	46.390	44.601
Third	965.75	942.00	1.5943	1.5672	52.980	50.080	46.995	45.770
Fourth	963.85	913.90	1.5908	1.5344	50.145	49.010	45.9715	44.26
2007
Quarter
First (through January 9)	926.25	925.65	1.5343	1.5308	49.050	48.650	44.375	44.238

The USD/KRW Exchange Rate appearing on Reuters page “KFTC18,” at 5:30 p.m. (Seoul time) on January 9, 2007 was 937.30.

The USD/SGD Exchange Rate appearing on Reuters page “FXBENCH2” at 3:00 p.m. (New York City time) on January 9, 2007 was 1.5366.

The USD/PHP Exchange Rate appearing on Reuters page “FXBENCH2” at 3:00 p.m. (New York City time) on January 9, 2007 was 48.66.

The USD/INR Exchange Rate appearing on Reuters page “FXBENCH2” at 3:00 p.m. (New York City time) on January 9, 2007 was 44.27.

Historical Graphs

The following graphs show the daily values of each of the USD/KRW, USD/SGD, USD/PHP and USD/INR exchange rates in the period from January 1, 2001 through January 9, 2007 using historical data obtained from Bloomberg. Past movements of the relevant exchange rates are not indicative of future values of the Basket Currencies.

Hypothetical Maturity Payment Examples

The examples below show the hypothetical maturity payments to be made on an investment of US$1,000 principal amount of Notes based on various Ending Exchange Rates of the Basket Currencies. The following examples of hypothetical maturity payment calculations are based on the following assumptions:

■ Pricing Date: February 5, 2007

■ Issue Date: February 12, 2007

■ Principal amount: US$1,000 per Note

■ Starting Exchange Rate of the USD/KRW Exchange Rate: 926.000

■ Starting Exchange Rate of the USD/SGD Exchange Rate: 1.530

■ Starting Exchange Rate of the USD/PHP Exchange Rate: 49.000

■ Starting Exchange Rate of the USD/INR Exchange Rate: 44.500

■ Participation Rate: 150%

■ Allocation Percentage: 25% for each Basket Currency

■ Maturity Date: February 13, 2008

■ The Notes are purchased on the Issue Date and are held through the Maturity Date.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual maturity payment will depend on the actual Basket Return Amount which, in turn, will depend on the actual Starting Exchange Rate and Ending Exchange Rate of each Basket Currency, the Participation Rate and the Allocation Percentage.

	Hypothetical Ending Exchange Rate				Hypothetical Currency Return (1)
Example	USD/ KRW	USD/ SGD	USD/ PHP	USD/ INR	KRW	SGD	PHP	INR	Hypothetical Basket Return Percentage (2)	Hypothetical Basket Return Amount (3)	Hypothetical Payment at Maturity (4)	Hypothetical Return on the Notes
1	1092.15	1.947	46.325	40.478	-4.48%	-6.81%	1.37%	2.26%	-16.75%	$0.00	$1,000.00	0.00%
2	906.35	2.002	47.480	52.543	0.53%	-7.71%	0.78%	-4.52%	-14.21%	$0.00	$1,000.00	0.00%
3	923.60	1.710	52.705	52.947	0.06%	-2.94%	-4.44%	-4.75%	-10.26%	$0.00	$1,000.00	0.00%
4	942.40	1.581	51.560	44.051	-0.44%	-0.51%	-1.31%	0.25%	-2.76%	$0.00	$1,000.00	0.00%
5	947.35	1.436	52.150	49.063	-0.58%	1.54%	-1.61%	-2.56%	0.89%	$13.32	$1,013.32	1.64%
6	899.75	1.492	49.480	58.422	0.71%	0.62%	-0.25%	-7.82%	1.71%	$25.58	$1,025.58	3.15%
7	880.65	1.430	52.460	41.913	1.23%	1.63%	-1.77%	1.45%	2.73%	$40.90	$1,040.90	5.04%
8	839.15	1.540	42.240	41.546	2.34%	-0.16%	3.45%	1.66%	5.47%	$82.00	$1,082.00	10.11%
9	835.60	1.350	51.655	32.603	2.44%	2.94%	-1.35%	6.68%	6.97%	$104.53	$1,104.53	12.89%
10	833.20	1.154	56.685	42.414	2.51%	6.14%	-3.92%	1.17%	10.87%	$163.09	$1,163.09	20.11%

(1)	Hypothetical Currency Return for each Basket Currency = [(Starting Exchange Rate – Ending Exchange Rate)/Starting Exchange Rate] x 25%

(2)	Hypothetical Basket Return Percentage = Sum of Currency Return for USD/KRW, USD/SGD, USD/PHP and USD/INR

(3)	Hypothetical Basket Return Amount = the greater of (US$1,000 x Basket Return Percentage x Participation Rate (150%)) and $0.

(4)	Hypothetical Payment at Maturity = US$1,000 + Basket Return Amount

Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for initial U.S. investors that hold the Notes as capital assets.

All investors should refer to the preliminary pricing supplement related to this offering and the accompanying prospectus supplement and prospectus for additional information relating to U.S. federal income tax and should consult their tax advisors to determine the tax consequences particular to their situation.

Because the Notes are contingent payment debt obligations of Citigroup Funding, U.S. holders of the notes will be required to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the Notes. This tax OID (computed at an assumed comparable yield of             % compounded semi-annually) will be includible in a U.S. holder’s gross income (as ordinary income) over the term of the Notes (although holders will receive no payments on the Notes prior to maturity), and generally will be reported to U.S. non-corporate holders on an IRS Form 1099. The assumed comparable yield is based on a rate at which Citigroup Funding would issue a similar debt obligation with no contingent payments. The amount of tax OID is based on an assumed amount payable at maturity. This assumed amount is neither a prediction nor guarantee of the actual yield of, or payment to be made in respect of, the Notes. If the amount the Notes pay at maturity is, in fact, less than this assumed amount, then a U.S. holder will have recognized taxable income in periods prior to maturity that exceeds that holder’s economic income from holding the Notes during such periods (with an offsetting ordinary loss). If a U.S. holder disposes of the Notes, the U.S. holder will be required to treat any gain recognized upon the disposition of the Notes as ordinary income (rather than capital gain).

In the case of a holder of the Notes that is not a U.S. person all payments made with respect to the Notes and any gain realized upon the sale or other disposition of the Notes should not be subject to U.S. income or withholding tax, provided that the holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8 or substitute form) and such payments and gain are not effectively connected with a U.S. trade or business of such holder.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A)(1) no Citigroup Global Markets Inc. affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets Inc. or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the preliminary pricing supplement related to this offering for more information.

Additional Considerations

If any of the relevant exchange rates are not available on Reuters page “FXBENCH2” or “KFTC18,” as applicable, or any substitute page thereto, the Calculation Agent may determine the relevant exchange rate in accordance with the procedures set forth in the preliminary pricing supplement related to this offering. You should refer to the section “Description of the Notes — Basket Return Amount” in the preliminary pricing supplement for more information.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers.

Client accounts over which Citigroup or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

© 2007 Citigroup Global Markets Inc. Member SIPC. CITIGROUP and the Umbrella Device are trademarks and service marks of Citigroup Inc. and its subsidiaries and are used and registered throughout the world.